Employee Presentation Stock Option Exchange Program May 2012 discover develop commercialize Exhibit (a)(1)(H)

Disclaimer: » The following presentation is being presented for the benefit of the Company’s non - executive employees . It is intended to help those employees better understand stock options and the Company’s stock option exchange program. » The complete details of this program are described in a formal Offer to Exchange Certain Outstanding Stock Options for New Stock Options (the "Offer") and other materials that were filed publicly with the Securities and Exchange Commission on May 21, 2012. » The statements made within this presentation material and through related discussions are in no way a comprehensive representation of the terms of the Offer. We urge you to read carefully the Offer documents in their entirety for definitive rules and specifics regarding the Offer before making a decision to participate. » The option exchange is is a voluntary program . We are not recommending whether you should participate, but rather providing you with this presentation to further explain the program. Any hypothetical examples used in this presentation are for illustrative purposes only . » You should consult your tax advisor regarding your specific questions with regard to income tax consequences of the Offer. 2 May 2012 Dyax Corp. Presentation

Meeting Objectives: » Stock Options 101 » Why do we grant them? » What are they? » Option Exchange Program » Why are we doing it? » What is it? » What will it mean for me? 3 May 2012 Dyax Corp. Presentation

Why do we grant options? » Attract , retain and motivate key talent. » Ensure alignment with stockholder interests. » Diversify and balance our compensation components. 4 May 2012 Dyax Corp. Presentation

What is a stock option? » An option is not a share of stock . » An option is a right to buy a pre - determined number of shares at a pre - determined price called the exercise price for a fixed period of time called the term . Example: Bob Sacamano is granted an option to buy 1,000 shares of stock at an exercise price of $2.00 per share. The option has a 10 year term. Assuming the option is fully vested, Bob could exercise the option and buy up to 1,000 shares of stock at $2.00 per share at any time during the 10 year term. Why would he want to do that? Well . . . w hat if the market price rose to $5.00 per share? In that case, rather than paying $5.00 per share in the market, Bob has the “option” of buying up to 1,000 shares for $2.00 per share. If Bob wanted to, he could then sell his shares immediately at $5.00 and make a profit of $3.00 per share. 5 May 2012 Dyax Corp. Presentation

What is a stock option? 6 May 2012 Dyax Corp. Presentation Exercise Price Market Price on the date the option is granted

What is a stock option? 7 May 2012 Dyax Corp. Presentation If the Market Price moves higher than the Exercise Price, the option is “in - the - money” Bob’s option is $3.00 in - the - money

What is a stock option? 8 May 2012 Dyax Corp. Presentation If the Market Price moves lower than the Exercise Price, the option is “out - of - the - money” Bob’s option is $1.00 out - of - the - money

Underwater Options » Out - of - the - money options are commonly referred to as “ underwater ” options . » Unfortunately for Dyax employees, most of our outstanding options are underwater . 9 May 2012 Dyax Corp. Presentation

Underwater Options 10 May 2012 Dyax Corp. Presentation These options are all underwater and out - of - the - money. Our stock price would have to jump more than $12.00 for these options to be in - the money. Market Price

Option Exchange: Why are we doing it? » Underwater options are often perceived as having little or no potential value to employees. » Consequently, underwater options are much less effective to retain and motivate employees. » The option exchange program is intended to provide a one - time opportunity to exchange certain underwater options for a lesser number of new options at the market price for the Company’s stock. 11 May 2012 Dyax Corp. Presentation

Option Exchange: Why are we doing it? 12 May 2012 Dyax Corp. Presentation UNDERWATER OPTIONS MARKET - PRICED OPTIONS Employees will have the opportunity to exchange underwater options for market priced options

Option Exchange: What is it? » Eligibility » Vesting of New Options » Term of New Options » Exchange Ratios » Exercise Price » Implementation » Election to Participate » Next Steps 13 May 2012 Dyax Corp. Presentation

Option Exchange: Eligibility Eligible Employees: Only employees that remain employed through June 19, 2012 can participate. This includes Dyax’s executive officers . . . although some of the terms ( including exchange ratios and the vesting of new options) are different for executive officers than for non - executive employees. Eligible Options: O nly stock options that meet the following criteria will be eligible to participate in the option exchange: » The options must be “ significantly ” underwater, having an exercise price higher than $2.42. » The options must have been granted prior to May 21, 2011 . » The options can’t expire before June 20, 2012 . 14 May 2012 Dyax Corp. Presentation

Option Exchange: Vesting » New options will have additional vesting requirements. For non - executive employees, new options will not vest at all for 1 year . » After that additional vesting period, each new option will then vest in accordance with the original vesting schedule of the surrendered options . Example : On June 20, 2010, Bob was granted an option that vested in equal monthly installments over 4 years . If Bob decides to exchange this option for a new option, the new option would be granted on June 20, 2012. At that time, the option he surrendered would have been 50% vested. Bob’s new option will not vest at all for one year, but at the end of that year, it will be vested to the same extent that the surrendered option would have ben vested . . . w hich is 75%. 15 May 2012 Dyax Corp. Presentation

Example (continued): Bob’s Original Option Schedule Bob’s New Option Schedule Remaining 25% vests monthly until 06/20/14 Option Exchange: Vesting 16 May 2012 Dyax Corp. Presentation 06/20/10 Grant Date 06/20/11 25% vested 06/20/12 50% vested 06/20/13 75% vested 06/20/13 75% vested 1 Year No Vesting 0% vested 06/20/12 Grant Date No vesting for first year. Thereafter, the schedule mimics and follows the original.

Option Exchange: Vesting » Like the surrendered options: • New options will vest only during employment . • New options that are not vested will be forfeited if an employee leaves the Company or is terminated. 17 May 2012 Dyax Corp. Presentation

Option Exchange: Term of New Options » All of the Company’s options have a term of 10 years from the date of grant. » Some of the Company’s outstanding options are approaching the end of their 10 year term and may expire . » New options will expire on the later of ( i ) the original expiration date of the eligible options that were surrendered, or (ii) June 20, 2017 . » If an eligible option that is scheduled to expire before June 20, 2017 is exchanged, the new option issued in replacement will have a longer term. 18 May 2012 Dyax Corp. Presentation

Option Exchange: Exchange Ratios » The option exchange is n ot a 1 - for - 1 exchange . » It was designed to result in a " value - for - value " exchange for non - executive employees. » Exchange ratios were determined so that the new options have a fair value approximately equal to the fair value of the surrendered options. » Exchange Ratios (Non - Executive Employees): 19 May 2012 Dyax Corp. Presentation

Option Exchange: Exchange Ratios Example: Bob has three eligible option grants: Grant #1: 5,000 shares at $3.00 per share. Grant #2: 3,000 shares at $4.00 per share. Grant #3: 7,000 shares at $8.00 per share. He exchanges all of them and receives three new option grants: New Grant #1: 4,000 shares (5,000 ÷ 1.25) at $1.61 * per share. New Grant #2: 2,142 shares (3,000 ÷ 1.40) at $1.61 * per share . New Grant #3: 2,187 shares (7,000 ÷ 3.20) at $1.61 * per share . ______________________ * Exercise price assumed based on closing price as of May 18, 2012. Actual exercise price for new options will equal to the closing price on June 20, 2012. 20 May 2012 Dyax Corp. Presentation

Option Exchange: Exercise Price » New options will be granted on the day after the exchange date, June 20, 2012 , at an exercise price equal to the closing price on that date. 21 May 2012 Dyax Corp. Presentation May 21, 2012 Option Exchange Offer Period Begins June 19, 2012 Option Exchange Offer Period Ends June 20, 2012 Exchange Date New Options Issued Exercise Price = Closing Price Offer Period

Option Exchange: Implementation » Each Employee has been given an Election Form . » The Election F orm is specific to each employee and lists all of the eligible options held by that employee. » If you decide to participate, your Election Form must be completed, scanned and sent by email to optionexchange@dyax.com before: 1:00 PM, EASTERN TIME, ON JUNE 19, 2012 LATE SUBMISSIONS WILL NOT BE ACCEPTED » You can change or withdraw your election at any time prior to the deadline by submitting a new Election Form or a Withdrawal Form . » New options will be granted on the exchange date, June 20, 2012 . 22 May 2012 Dyax Corp. Presentation

Option Exchange: Participation » Participation in the option exchange is voluntary . » You can keep some or all of your eligible options. » Your Election Form has a complete list of your eligible options. » You can determine which of your eligible options you want to exchange, but p artial exchanges will not be accepted . All of the options subject to the same option grant must be exchanged if any are exchanged. Example: Bob has one option to purchase 1,000 shares of stock at a strike price of $4.00 and another to purchase 5,000 shares at $5.00. He can elect to exchange one option and not the other. He can not elect to exchange a portion of either option, such as 50% (or 500 shares) of the option to purchase 1,000 shares at $4.00 . 23 May 2012 Dyax Corp. Presentation

Option Exchange: Next Steps » Review the “Offer to Exchange” that was provided to you. » Review your Election Form. » Decide if you want to exchange some, all or none of your eligible options and if you decide to participate, then: • Complete your Election Form • Scan your Election Form • Email your Election Form to optionexchange@dyax.com BEFORE 1:00 PM, EASTERN TIME, ON JUNE 19, 2012 24 May 2012 Dyax Corp. Presentation

Option Exchange: Q&A ANY QUESTIONS? ***** After this presentation, if you have additional questions, p lease email us at optionexchange@dyax.com 25 May 2012 Dyax Corp. Presentation